Mail Stop 4561

April 21, 2009

Dr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re: SRA International, Inc.**
> **Form 10-K For Fiscal Year Ended June 30, 2008**
> **Form 10-Q For Fiscal Quarter Ended December 31, 2008**
> **File No. 001-31334**

Dear Dr. Sloane:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief